

November 25, 2014

Via E-mail
C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, Florida 32837

>   **Re: Darden Restaurants, Inc.**
>   **Form 10-K for the Year Ended May 25, 2014**
>   **Filed July 18, 2014**
>   **File No. 001-13666**

Dear Mr. Richmond:

We have reviewed your response letter dated September 19, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 25, 2014

1. We note your response to our prior comment one citing the reasons you believe your operating segments (i.e. restaurant brands) continue to have similar economic characteristics despite recent variability in your operating segments' financial performance measures. We also note your June 2014 analysis of the aggregation criteria outlined in ASC 280, which you believe supports aggregation of your operating segments into a single reportable segment.

    As you are aware, operating segments may be aggregated if (1) aggregation is consistent with the objective and basic principles of ASC 280, (2) the operating segments are similar in all of the qualitative areas listed in ASC 280-10-50-11, and (3) the segments have similar economic characteristics.

Regarding (1), the Basis for Conclusions provides context underlying the objective and basic principles of ASC 280. Paragraphs 44-50 indicate that additional disaggregation was one purpose in the issuance of FAS 131. Paragraph 72 and 73 suggest that the FASB provided aggregation criteria to address concerns about a level of detail that may not be useful to readers, may be cumbersome for an enterprise, and may be competitively harmful. This background suggests that the aggregation criteria should be applied with those considerations in mind. We observe that some disaggregation of your single reportable segment appears to be useful to readers in light of the differences noted below, does not appear to be cumbersome, and does not appear to be competitively harmful.

Regarding (2), paragraph 68 in the Basis for Conclusions provides insight into how to assess similarity of products and services. It states that "[a]n enterprise with a relatively narrow product line may not consider two products to be similar, while an enterprise with a broad product line may consider those same two products to be similar." It appears your qualitative analysis may have been performed at too broad a level. Specifically, your analysis is based upon the fact that all your brands operate within the full service restaurant industry and your restaurant offerings provide guests with array of dining experiences. However, we note that some of your brands, such as those in the Specialty Restaurant Group, are more premium in nature than others in your portfolio, with a significant disparity in average check, alcohol sales, and customer income profiles at those restaurant brands.

Please help us further understand your basis for aggregating your seven operating segments into a single reportable segment and whether your assessment continues to be appropriate in light of the factors noted above. We may have further comment upon receipt of your response.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant